Mail Stop 4561

August 21, 2008

Glen E. Tullman
Chairman and Chief Executive Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart, Suite 2024
Chicago, IL 60654

      RE: **Allscripts Healthcare Solutions, Inc.**
                  Revised Preliminary Proxy Statement on Schedule 14A
                  File No. 000-32085
                  Date Filed: August 12, 2008

                  Form 10-K for the Fiscal Year Ended December 31, 2007
                  Filed February 29, 2008

Dear Mr. Tullman:

      We have completed our review of the above captioned filings and have no further comments at this time.

                  Sincerely,

                  Mark P. Shuman
                  Legal Branch Chief